UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Neurobiological Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64124W304

(CUSIP Number)

October 30, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 7 Pages

CUSIP NO. 64124W304	SCHEDULE 13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS
Samuel L. Schwerin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 90,909

	6.	SHARED VOTING POWER 1,818,181

	7.	SOLE DISPOSITIVE POWER 90,909

	8.	SHARED DISPOSITIVE POWER 1,818,181

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,909,090

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%

12.	TYPE OF REPORTING PERSON IN

CUSIP NO. 64124W304	SCHEDULE 13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS
Daniel Burstein

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 1,818,181

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 1,818,181

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,818,181

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%

12.	TYPE OF REPORTING PERSON IN

CUSIP No. 64124W304	SCHEDULE 13G	Page 4 of 7 Pages

ITEM 1.	(a).	Name of Issuer:

NEUROBIOLOGICAL TECHNOLOGIES, INC.

	(b).	Address of Issuer's Principal Executive Offices:

2000 Powell Street, Suite 800
Emeryville, California 94608

ITEM 2.	(a).	Name of Persons Filing:

This Statement is being filed on behalf of Samuel L. Schwerin and Daniel Burstein.

	(b).	Address of Principal Business Office for Each of the Above:

(i) Samuel L. Schwerin – c/o Millennium Technology Ventures, 350 Park Avenue, 10th Floor, New York, NY 10022.

(ii) Daniel Burstein – c/o Millennium Technology Ventures, 350 Park Avenue, 10th Floor, New York, NY 10022.

	(c).	Citizenship or Place of Organization:

(i) Samuel L. Schwerin is a citizen of the United States.

(ii) Daniel Burstein is a citizen of the United States.

	(d).	Title of Class of Securities: Common Stock

	(e).	CUSIP Number:

64124W304

Item 3.	If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

CUSIP No. 64124W304	SCHEDULE 13G	Page 5 of 7 Pages

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1) (ii)(J).

Item 4.	Ownership.*

	(a).	Amount beneficially owned:

	(i)	Samuel L. Schwerin	1,909,090

	(ii)	Daniel Burstein	1,818,181

(b).	Percentage of class:

	(i)	Samuel L. Schwerin	7.2%

	(ii)	Daniel Burstein	6.9%

(c).	Number of shares as to which such person has:

	(1)	Sole power to vote or to direct the vote:

		(i)	Samuel L. Schwerin	90,909

		(ii)	Daniel Burstein	0

	(2)	Shared power to vote or to direct the vote:

		(i)	Samuel L. Schwerin	1,818,181

		(ii)	Daniel Burstein	1,818,181

	(3)	Sole power to dispose or to direct the disposition of:

		(i)	Samuel L. Schwerin	90,909

		(ii)	Daniel Burstein	0

	(4)	Shared power to dispose or to direct the disposition of:

		(i)	Samuel L. Schwerin	1,818,181

		(ii)	Daniel Burstein	1,818,181

CUSIP No. 64124W304	SCHEDULE 13G	Page 6 of 7 Pages

*	See Exhibit B.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

See Exhibit B

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification:

                               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 64124W304	SCHEDULE 13G	Page 7 of 7 Pages

SIGNATURES

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAMUEL L. SCHWERIN

Date: November 7, 2007	By:	/s/ Samuel L. Schwerin

Samuel L. Schwerin

DANIEL BURSTEIN

Date: November 7, 2007	By:	/s/ Daniel Burstein

Daniel Burstein

Exhibit A

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13D-1(K)(1)

                    The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or its contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

                    IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 7th day of November, 2007.

SAMUEL L. SCHWERIN

By:	/s/ Samuel L. Schwerin

Samuel L. Schwerin

DANIEL BURSTEIN

By:	/s/ Daniel Burstein

Daniel Burstein

EXHIBIT B

Mr. Schwerin and Mr. Burstein have shared control of the entity indirectly controlling each of Millennium Technology Value Partners (RCM), L.P., a Delaware limited partnership (“Millennium RCM LP”) and Millennium Technology Value Partners, L.P., a Delaware limited partnership (“Millennium LP”).  Therefore,  each of Mr. Schwerin and Mr. Burstein have shared dispositive and voting power with respect to, and are the beneficial owners of, an aggregate of 1,818,181 shares of the common stock of Neurobiological Technologies, Inc. (the “Issuer”), including 914,923 shares of common stock (representing 3.4% of the issued and outstanding shares of the Issuer) owned directly by Millennium RCM LP and 903,258 shares of common stock (representing 3.4% of the issued and outstanding shares of the Issuer) owned directly by Millennium LP.  In addition, Mr. Schwerin is the direct beneficial owner of 90,909 shares of common stock of the Issuer, for which he has sole dispositive and voting power.